

December 13, 2010

Mr. J. Ross Craft
President and Chief Executive Officer
Approach Resources Inc.
One Ridgmar Centre
6500 West Freeway, Suite 800
Fort Worth, Texas 76116

> **Re:** **Approach Resources Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 12, 2010**
> **File No. 001-33801**

Dear Mr. Craft:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Proved Oil and Gas Reserves

Summary of Oil and Gas Reserves as of Fiscal Year-End, page 7

1.   We note that you have grouped your proved reserves related to oil and natural gas liquids together for purposes of disclosing your proved reserves here and elsewhere in your filing. Please revise to separately present these product types or tell us how grouping these product types together meets the disclosure requirements per Item 1202(a)(4) of Regulation S-K.

Preparation of Proved Reserves Estimates

Internal Controls over Preparation of Proved Reserves Estimates, page 7

2.   We note that your internal control policies require that your reserve estimates are prepared in accordance with generally accepted petroleum engineering principles. While we understand that there are fundamentals of physics, mathematics and economics that are applied in the estimation of reserves, we are not aware of an official industry compilation of such practices that are "generally accepted petroleum engineering principles." With a view toward possible disclosure, please explain to us the basis for concluding that such principles have been sufficiently established so as to prepare reserve information in conformity with such principles.

Markets and Customers, page 13

3.   Please tell us whether you had any commitments to deliver fixed and determinable quantities of oil or gas at December 31, 2009 and tell us how you have addressed the disclosure requirements per Item 1207 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Donald F. Delaney, at (202) 551-3863, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551-3311, with any other questions.

Sincerely,

Ethan Horowitz
Branch Chief